SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG.Philips LCD to Build TFT-LCD Module Plant in Wroclaw, Poland

Seoul, Korea and Warsaw, Poland (September 6, 2005) - LG.Philips LCD (NYSE: LPL, KRX: 034220), one of the world’s leading innovators of thin-film transistor liquid crystal display (TFT-LCD) technology, announced today that it plans to build a “back-end” module production plant in Wroclaw, a city in southern Poland, becoming the first global LCD industry player to commence such production in Europe. An investment agreement for the plant will soon be signed with the government of Poland.

LG.Philips LCD plans to establish a local entity in September 2005, and will break ground for the plant in the first half of 2006 and start production in the first half of 2007 with an initial capacity of 3 million modules per year. The company will invest a total of EUR 429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year.

LG.Philips LCD plans to allocate the capacity of the local plant to the production of large and wide LCD TV modules, such as 26-inches, 32-inches, 37-inches and 42-inches, as well as 19-inches and above for monitors.

Mr. Duke Koo, executive vice president of worldwide sales at LG.Philips LCD, said: “Our plan to build a TFT-LCD module plant in Poland is part of our strategy to lead the fast growing European LCD TV market as well as supporting our customers via the timely supply of products and swift technical support, both of which will be facilitated by establishing a production base nearer to our customers. This move is in line with the ongoing trend of major TV set manufacturers setting up production plants in Central & Eastern Europe.”

LG.Philips LCD has consistently pursued a strategy of optimizing its global manufacturing processes, and its plan to build a TFT-LCD module factory in Poland is in line with this goal.

Central & Eastern Europe provides a favorable environment for LG.Philips LCD to build lasting strategic partnerships with its customers. Large consumer electronics producers and customers of LG.Philips LCD such as LG Electronics of Korea; Philips of the Netherlands; Panasonic of Japan; and Tatung and TTE of China have established local production plants in the region as well.

According to DisplaySearch, a leading TFT-LCD industry research firm, Europe has emerged as the world’s largest market for LCD TVs today, with a 34.7% market share in 2004 (based on units), ahead of Japan and North America. DisplaySearch expects the European LCD TV market to record a compound annual growth rate of 57% per year from 2004, realizing five-fold growth by 2008.

Further benefits include the high quality labor available in Poland as well as the high level support of the Polish Government. Wroclaw, the nation’s educational and economic center, is well-known to offer a high quality labor force and to have well established infrastructure, including efficient road networks and excellent power supply.

LG.Philips LCD has similar TFT-LCD module factories in Gumi, Korea and Nanjing, China and is currently constructing a module factory in the Paju Display Cluster in Gyeonggi-do, Korea as part of the world’s largest Gen 7 TFT-LCD panel manufacturing facility.

LG.Philips LCD will continue to concentrate its “front-end” production of TFT-LCD panels in Korea, while continuing to build a global network of “back-end” module assembly operations.

Going forward, LG.Philips LCD may consider prompting Korean suppliers who provide core module parts, including back light units, to also set up manufacturing facilities in the region in order to ensure the timely procurement of parts and to secure higher cost competitiveness.

[Reference Information]

What is the module production process?

The module production process is the last step in the production of TFT-LCD panels, where TFT-LCD panels are finished by attaching back light units, light polarizing films, driver ICs, and product cases to the cells produced at panel factories. After the module production process, TFT-LCD panels are sold to TV or PC makers to be installed in LCD TVs, monitors, or notebook PCs.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 15,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Contact:	Bruce Berkoff, EVP, Marketing	Sue Kim, Senior Manager, Corporate PR
	LG.Philips LCD	LG.Philips LCD
	Phone: +822-3777-0707 or +1-215-206-6506	Phone: +822-3777-0970
	E-mail: bruce@lgphilips-lcd.com	E-mail: sue.kim@lgphilips-lcd.com

	Bang-Soo Lee, VP, Public Affairs & PR	Elliot Sloane
	LG.Philips LCD	Sloane & Company
	Tel: +822-3777-1020	Tel: +1-212-446-1874
	E-mail: bsleeb@lgphilips-lcd.com	E-mail: esloane@sloanepr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: September 7, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer